                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

[ X ]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended   DECEMBER 31, 1996
                          --------------------------------------------
                                       OR

[  ]               TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to
                               -----------------------  ----------------------
Commission file number   33-00579
                      ------------
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SOUTHSIDE BANCSHARES CORP.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            WITH 401 (K) PROVISIONS
                              3606 GRAVOIS AVENUE
                           ST. LOUIS, MISSOURI 63116

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SOUTHSIDE BANCSHARES CORP.
                              3606 GRAVOIS AVENUE
                           ST. LOUIS, MISSOURI 63116

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal years ended December 31, 1996 and 1995 are presented on pages 3 through 17.



Exhibits:


23a.  Consent of BDO Seidman, LLP

23b.  Consent of Hopkins & Howard, PC



                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      SOUTHSIDE BANCSHARES CORP.
                                      EMPLOYEE STOCK OWNERSHIP PLAN
                                      WITH 401 (k) PROVISIONS


                                      / s /  Thomas M. Teschner
                                      -----------------------------------------
                                      Trustee of the Plan and
                                      President & Chief Executive Officer


DATE:  July 2, 1997

================================================================================

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

================================================================================

FINANCIAL STATEMENTS AND
SUPPLEMENTAL MATERIALS



YEARS ENDED DECEMBER 31, 1996 AND 1995











                         [HOPKINS & HOWARD, P.C. LOGO]

SOUTH SIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

Table of Contents
================================================================================
Independent Auditors' Reports                                      1-2

Financial Statements
   Statements of Net Assets                                          3
   Statements of Changes in Net Assets                               4
   Summary of Accounting Policies                                    5
   Notes to Financial Statements                                  6-12

Supplemental Material
   Schedule of Assets Held for Investment                           13
   Schedule of Transactions or Series of Transaction in
     Excess of 5% of Current Value of Plan Assets at
     Beginning of year                                              14

[HOPKINS & HOWARD, P.C. LETTERHEAD]


                        INDEPENDENT AUDITORS' REPORT


The Plan Administrator and Participants
Southside Bancshares Corp.
  Employee Stock Ownership Plan with 401(k) Provisions
St. Louis, Missouri

We have audited the accompanying statement of net assets of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the
Plan) as of December 31, 1996, and the related statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions taken as a whole. The schedules included in the supplemental material are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hopkins & Howard, P.C.


St. Louis, Missouri
June 9, 1997

[BDO LETTERHEAD]

INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Southside Bancshares Corp.
  Employee Stock Ownership Plan
  with 401(k) Provisions
St. Louis, Missouri



We have audited the accompanying statement of net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southside Bancshares Corp. Employee Stock Ownership Plan with 401(k) Provisions at December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



St. Louis, Missouri
August 16, 1996

SOUTH SIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

STATEMENT OF NET ASSETS

December 31, 1996 and 1995
================================================================================



                                                               1996                                 1995
                                                 ----------------------------------    ------------------------------
                                                 Allocated   Unallocated      Total    Allocated  Unallocated   Total
                                                 ---------   -----------      -----    ---------  -----------   -----
ASSETS

Investments, at fair value (notes 3, 4, and 5)
  Southside Bancshares Corp. common stock,
    386,823 allocated shares and 102,497
    unallocated shares at December 31, 1996
    and 319,640 allocated shares and 168,010
    unallocated shares at December 31, 1995      $8,800,213    2,331,817   11,132,030  6,392,800  3,360,200   9,753,000

  Mutual Funds:
    SEI S&P 500 Index Fund                          686,211            -      686,211    432,963          -     432,963
    Institutional shares of Federated GNMA Trust    159,224            -      159,224    189,455          -     189,455
    Fidelity Funds Government Money Market          813,840            -      813,840          -          -           -
    Northern Trust Benchmark
      Government Portfolio                                -            -            -  1,290,987          -   1,290,987
                                                -----------  -----------  -----------  ---------  ---------  ----------
                                                 10,459,488    2,331,817   12,791,305  8,306,205  3,360,200  11,666,405
Receivables:
  Employer's contribution                            99,197      197,664      296,861    394,166          -     394,166
  Employees' contributions                           22,545            -       22,545          -          -           -
  Loans to participants                              13,546            -       13,546          -          -           -
  Accrued interest and dividends                      6,004            -        6,004      7,018          -       7,018
                                                -----------  -----------  -----------  ---------  ---------  ----------
                                                 10,600,780    2,529,481   13,130,261  8,707,389  3,360,200  12,067,589
Cash                                                      -            -            -    163,216          -     163,216
                                                -----------  -----------  -----------  ---------  ---------  ----------
         Total Assets                           $10,600,780    2,529,481   13,130,261  8,870,605  3,360,200  12,230,805

LIABILITIES

Loan payable (Note 4)                                     -    1,778,976    1,778,976          -  2,986,720   2,986,720
Excess employee contributions                        15,768            -       15,768          -          -           -
                                                -----------  -----------  -----------  ---------  ---------  ----------
         Total Liabilities                           15,768    1,778,976    1,794,744          -  2,986,720   2,986,720
                                                -----------  -----------  -----------  ---------  ---------  ----------
Net Assets Available for Benefits               $10,585,012      750,505   11,335,517  8,870,605    373,480   9,244,085
                                                ===========  ===========  ===========  =========  =========  ==========


See accompanying summary of accounting policies and notes to financial statements.

SOUTH SIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS

For the years ended December 31, 1996 and 1995



                                                             1996                                   1995
                                              -----------------------------------    ------------------------------------
                                                  Allocated UnallocatedTotal              Allocated UnallocatedTotal
                                              -----------------------------------    ------------------------------------
Additions to Net Assets Attributed to
  Investment income:
    Net appreciation in fair value of
     investments (note 3)                      $1,054,108    377,025    1,431,133       1,278,560    672,040      1,950,600
    Dividends - stock                             188,500     55,593      244,093         112,185     56,001        168,186
    Interest                                       64,414        -         64,414           4,175        -            4,175
                                               ----------    -------   ----------       ---------    -------      ---------
                                                1,307,022    432,618    1,739,640       1,394,920    728,041      2,122,961
Allocation of Southside Bancshares Corp.
 common stock, 8,689 and 1,866 shares,
 at market, in 1996 and 1995, respectively        197,664        -        197,664         298,560        -          298,560
Employee contributions                            308,681        -        308,681             -          -              -
Employer contributions                            110,315    301,302      411,617         316,631     78,588        395,219
                                               ----------    -------   ----------       ---------    -------      ---------
Total Additions                                 1,923,682    733,920    2,657,602       2,010,111    806,629      2,816,740
                                               ----------    -------   ----------       ---------    -------      ---------

Deductions from Net Assets Attributed to
  Interest expense                                   -       159,231      159,231             -      134,589        134,589
  Benefits paid to participants                   180,292        -        180,292         850,580        -          850,580
  Diversification withdrawals and excess
   contributions and earnings                      28,983        -         28,983             -          -              -
Allocation of Southside Bancshares Corp.
 common stock, 8,689 and 1,866 shares,
 at market, in 1996 and 1995, respectively           -       197,664      197,664             -      298,560        298,560
                                               ----------    -------   ----------       ---------    -------      ---------

Total Deductions                                  209,275    356,895      549,790         850,580    433,149      1,283,729
                                               ----------    -------   ----------       ---------    -------      ---------

net Increase Prior to Transfter                 1,714,407    377,025    2,091,432       1,159,531    373,480      1,533,011

Transfer of net Assets (Note 5)                      -           -            -         2,014,604        -        2,014,604
                                               ----------    -------   ----------       ---------    -------      ---------

Net Increase                                    1,714,407    377,025    2,091,432       3,174,135    373,480      3,547,615
Net Assets Available for Benefits
Beginning of year                               8,870,605    373,480    9,244,085       5,696,470        -        5,696,470
                                               ----------    -------   ----------       ---------    -------      ---------
End of year                                   $10,585,012    750,505   11,335,517       8,870,605    373,480      9,244,085
                                               ==========    =======   ==========       =========    =======      =========







See accompanying summary of accounting policies and notes to financial statements.

SOUTH SIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Summary of Accounting Policies
================================================================================

BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS
Investments are stated at fair market value on December 31, 1996 and 1995. Fair value is determined by quoted market prices.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported additions to and deductions from net assets.

INCOME TAXES
The Internal Revenue Service issued its latest determination letter on February 7, 1996 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================

1.   DESCRIPTIONS OF THE PLAN
     The following descriptions of the Plan are provided for general information only. Participants should refer to the Plan agreement for more complete information.

         GENERAL
         The Plan is a defined contribution employee benefit plan covering substantially all employees of South Side Bancshares Corp. (the Company) and the employees of its subsidiary banks, South Side National Bank, State Bank of DeSoto, Bank of St. Charles County, and Bank of Ste. Genevieve. The Plan is subject to the provisions of ERISA.

         ELIGIBILITY
         Employees are eligible for membership in the Plan after attainment of age 18 and completion of 6 months of service during the eligibility computation period. Employees must also complete 1,000 hours of service each calendar year and be employed at the end of the Plan year in order to participate in the Company contributions and forfeitures for that year.

         CONTRIBUTIONS
         Under the Plan agreement, employees may elect to contribute, on a tax deferred basis, not less than 2% nor more than 15% of covered compensation. The Company contributed an amount equal to 50% of these employee contributions, up to 6% of covered compensation.

         Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors.

         The Company is required to contribute each year, an amount necessary to service any debt of the Plan incurred for the purpose of acquiring securities in accordance with the terms of the loan agreement. The

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================

      maximum Company contribution allocated to a participant's account is the lesser of $30,000 or 25% [including the 401 (k) Plan] of the member's compensation paid by the employer for the year plus the interest obligation on the loans used to purchase stock.

      ALLOCATION OF BENEFITS
      Employer contributions and forfeitures are allocated to eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss during the year are allocated to the participant's account in the same proportion as the balance of the participant's account to the total of all participants' accounts as of the previous valuation date.

      VESTING
      Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of his/her disability, retirement date, 65th birthday, or upon death, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting the remainder of that participant's account is based on years of continuous service as follows:

                          Completed years      Vested
                            of service       percentage
                          ---------------    ----------
                            Less than 2           -%
                                 2               20%
                                 3               50%
                                 4               75%
                             5 or more          100%


      In the event that the Plan meets certain provisions of the Internal Revenue Code, vesting may occur over a shorter period of time.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================

      DISTRIBUTIONS
      Participants may choose to have account balances distributed in either stock or cash. Participants' stock withdrawals are distributed from securities held by the Plan by transfer of common stock to the participants for full-share vested interest and cash for fractional-share vested interest. Forfeitures resulting from withdrawals prior to full vesting are allocated to participants' accounts as noted above.

      LOANS
      Participants may request a loan up to 50% of the vested balance in their account for reasons of financial hardship. All loans must be repaid in level payments over a maximum of a five-year period with an exception for loans used to acquire a participant's principal residence.

      DEBT
      The Plan purchased Company common shares using the proceeds of a bank borrowing (see Note 4) guaranteed by the Company, and holds that stock in a trust established under the plan. The borrowing is to be repaid over a period of 10 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

      The unallocated shares of stock serve as collateral for the borrowing and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the year ended December 31, 1996 and 1995 present separately the assets and liabilities and changes therein pertaining to:

            a. The accounts of employees with vested rights in allocated stock
                 (Allocated) and
            b.   Stock not yet allocated to employees
                 (Unallocated)

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================

      ADMINISTRATIVE EXPENSES
      The Plan requires the Company to pay all expenses incidental to the operation and management of the Plan.

      STOCK SPLIT
      On February 15, 1996, the Company effected a ten for one stock split to shareholders of record on January 31, 1996. For comparative purposes, amounts relating to shares in the 1995 financial statements have been adjusted to reflect this stock split.

      PLAN TERMINATION
      The Company reserves the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in their accounts.

2. PARTY-IN-INTEREST TRANSACTIONS
   At December 31, 1996 and 1995, the Plan held an investment in the Company's common stock valued at $11,132,030 and 9,753,000, respectively. The Plan also received dividends of $244,093 and $168,186 in 1996 and 1995, respectively and recognized $1,431,133 and $1,950,600 of market value appreciation on this investment during the years ended December 31, 1996 and 1995, respectively.

   The Plan held monies in a non-interest bearing checking account with a subsidiary of the company. At December 31, 1996 and 1995 the balances were $0 and $16,645, respectively. During the year 1995, the Plan invested short-term funds of $146,571 in an interest-bearing demand deposit account with a subsidiary of the Company. During the year ended December 31, 1995, the Plan earned $4,175 of interest income on this investment. These are considered party-in-interest transactions allowable under ERISA guidelines.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements

================================================================================

3. INVESTMENTS
   Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1996 and 1995 are as follows:

                                DECEMBER 31, 1996

               Issuer           Description of investment    Fair value
               -----            --------------------------   ----------
        Southside Bancshares    Common stock:
        Corp.                   386,823 shares allocated     $8,800,213
                                102,497 shares unallocated    2,331,817
                                -------                     -----------
                                489,320  total shares       $11,132,030

        SEI S&P 500 Index Fund   29,089  shares                $686,211

        Fidelity Funds             Government Portfolio
                                (money market mutual fund)     $813,840


                                DECEMBER 31, 1995

               Issuer           Description of investment   Fair value
          --------------------  --------------------------  ----------
          Southside Bancshares      Common stock:
          Corp.                 319,640 shares allocated    $6,392,800
                                168,010 shares unallocated   3,360,200
                                -------                     ----------
                                487,650  total shares       $9,753,000

          The Northern Trust    Benchmark Government
             Company             Portfolio (mutual fund)    $1,290,987

   During 1996, the Plan's investments (including investments bought, sold and held during the year appreciated (depreciated) in value by $1,431,133, as follows:


            Southside Bancshares Corp.  common stock      $1,338,664
            SEI S&P 500 Index Fund                            95,028
            Institutional shares of Federated GNMA Trust      (2,559)
                                                          ----------
                                                          $1,431,133
                                                          ==========


SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================


   INVESTMENTS (continued)

   Activity in SEI S&P 500 Index Fund and Institutional shares of Federated GNMA Trust for 1996 was as follows:


   Additions to Net Assets Attributed to             SEI S&P 500  GNMA Trust
                                                     -----------  ----------
    Investment income:
      Net appreciation (depreciation) in fair value
       of investments                                    $95,028      (2,559)
    Interest and dividends                                20,404      11,807

   Employee contributions                                 85,091      22,923

   Fund transfers                                         52,725     (62,403)
                                                        --------    --------

   Net increase (decrease)                               253,248     (30,232)
   Balance at beginning of the year                      432,963     189,455
                                                        --------    --------
   Balance at the end of the year                       $686,211    $159,223
                                                        ========    ========


4. LOAN PAYABLE
   During 1995, the Plan entered into a loan agreement due April 1996 (extended to April 2005 during 1996) with an unaffiliated financial institution, the proceeds of which were used to purchase 186,670 shares of the Company's common stock. The note is secured by the unallocated shares of the Company's common stock and requires quarterly interest payments at the prime rate which was 8.25% and had a principal balance of $1,778,976 at December 31, 1996. The loan requires annual principal payments of $197,664 on April 1 of each year, beginning in 1997, with the final payment due April 1, 2005. The loan requires interest payments on a calendar year quarterly basis.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Notes to Financial Statements
================================================================================



5. PLAN AMENDMENT
   Effective as of January 1, 1995, the company amended, restated and consolidated the original 401 (k) Thrift Plan and the Employee Stock Ownership Plan to an Employee Stock Ownership Plan containing Internal Revenue Code Section 401 (k) provisions. The two original plans remained as separate entities until December 31, 1995 at which time they were consolidated into one plan by transferring all assets from the 401 (k) Thrift Plan to the Employee Stock Plan. A summary of the net assets transferred on December 31, 1995 follows:


       Investments at fair value                $1,913,405
       Receivables:
        Employer contributions                      77,536
        Interest and dividends                       7,018
       Cash                                         16,645
                                                ----------
                                                $2,014,604
                                                ==========


                            SUPPLEMENTAL MATERIAL

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Schedule of Assets Held for Investment

As of December 31, 1996

================================================================================


               Description                                 Fair value               Cost
               -----------                                 ----------               ----
 Southside Bancshares Corp. common stock,
   386,823 Allocated Shares                                $8,800,213             7,271,952
   102,497 Unallocated Shares                               2,331,817             1,778,976
   -------                                               ------------           -----------
   489,320 Total Shares                                    11,132,030             9,050,928

 Mutual Funds:
   SEI S&P 500 Index Fund                                     686,211               593,529
   Institutional shares of Federated GNMA Trust               159,224               161,432
   Fidelity Funds Government Portfolio                        813,840               813,840
                                                         ------------           -----------
                                                          $12,791,305            10,619,729
                                                         ============           ===========




See accompanying independent auditors' report.

SOUTHSIDE BANCSHARES CORP.
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

Schedule of Transactions or Series of Transactions in Excess of 5% of Current Value of Plan Assets at Beginning of Year

For the Year Ended December 31, 1996
================================================================================

                      Number of    Purchase  Selling   Cost of
                     transactions   price     price     asset     Net gain (loss)
                     ------------  --------  -------  ----------  ---------------

SINGLE TRANSACTIONS
   Loan payment           1                          $1,207,744





See accompanying independent auditors' report.